Item 15(c) Exhibit 12
Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings (Losses) to Combined Fixed Charges and Preferred Dividends:
(In millions, except ratios)

	Fiscal Years ended December 31,
	2006			2005		2004	2003	2002
Income (loss) from continuing operations before
taxes on income		$961		$559		$(1,604)	$(876)	$(2,720)
Adjustments:
Distributed income of equity investees		363		302		139	112	83
Amortization of capitalized interest		4		4		5	6	9
Fixed charges net of capitalized interest		97		130		151	171	207
Earnings (loss) before taxes and fixed charges
as adjusted		$1,425		$995		$(1,309)	$(587)	$(2,421)
Fixed charges:
Interest incurred		$107		$132		$151	$153	$186
Portion of rent expense which represents an
appropriate interest factor		25		22		18	22	28
Amortization of debt costs		2		3		4	5	6
Total fixed charges		134		157		173	180	220
Capitalized interest		(37)		(27)		(22)	(9)	(13)
Total fixed charges net of capitalized interest		$97		$130		$151	$171	$207
Preferred dividends:
Preferred dividend requirement	$							$128
Ratio of pre-tax income to income before
minority interest and equity earnings		1.0
Pre-tax preferred dividend requirement								128

Total fixed charges		$134		$157		$173	$180	220

Fixed charges and pre-tax preferred dividend
requirement		$134		$157		$173	$180	$348

Ratio of earnings to fixed charges		10.6	x	6.3	x	*	*	*
Ratio of earnings to combined fixed charges and
preferred dividends		10.6	x	6.3	x	*	*	*

*	Loss before taxes and fixed charges as adjusted were inadequate to cover total fixed charges by approximately $1,458 million, $650 million and $2,628 million and inadequate to cover fixed charges and pre-tax preferred dividend requirement by approximately $1,458 million, $650 million and $2,769 million at December 31, 2004, 2003 and 2002, respectively.

176